Larry Appel

Senior Vice President

Human Resources & Legal,

General Counsel *

May 18, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.
Form 10-K for fiscal year ended June 24, 2009
Filed August 24, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed September 21, 2009
File No. 1-3657

Dear Mr. Owings:

Winn-Dixie Stores, Inc. (“we” or “our”) is responding to the comment of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 5, 2010. To assist in your review, we have included the staff’s comment.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 16

Comment 1:	We note your response to comment 1 in our letter dated March 22, 2010. We also note in your response that the compensation committee considered the greater responsibilities and the competitive market for the chief executive officer compensation levels in setting Mr. Lynch’s compensation. Please provide a discussion of these considerations and any other factors that would help a stockholder to understand why your chief executive officer’s total compensation, as set forth in the Summary Compensation Table, appears to be based on policies and decisions are materially different than for the other executive officers.

Response 1:	As described in our letter dated April 8, 2010, we confirm that the policies and decisions for the Chief Executive Officer’s compensation are not different from the policies or decisions for the other named executive officers. In future filings, in order to clarify that the Chief Executive Officer’s total compensation, as set forth in the Summary Compensation Table, is not based on policies and decisions that are different than for the other executive officers, we will include disclosure in our compensation discussion and analysis describing that the Compensation Committee has considered the greater responsibilities of Mr. Lynch as the Chairman and Chief Executive Officer of the Company, and that the Compensation Committee has also considered the competitive market for chief executive officer compensation levels, which reflects a meaningful variation between the chief executive officer and other executive positions for each element of compensation.

In addition, pursuant to the staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ Larry B. Appel
Larry B. Appel
SVP, Human Resources & Legal,
General Counsel

* Authorized House Counsel, member of the Georgia Bar only.